

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Stephen T. Chen
Chief Executive Officer
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, TX 79110

      Re: Amarillo Biosciences, Inc
          Preliminary Information Statement on Schedule 14C
          Filed January 28, 2021
          File No. 000-20791

Dear Dr. Chen:

     We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1.   Please revise the Information Statement to provide the information required by Item 14 of Schedule 14A concerning your prospective acquisition of Ainos, Inc. and/or prospective acquisition of Ainos' assets. Refer to Item 1 of Schedule 14C and Items 14(a)(3) and (a)(1) of Schedule 14A. In this regard, and without limitation, we note that your proxy and amended Restated Certificate of Formation indicate that if the transaction were completed: (i) you would be controlled by executive officers and directors who currently control Ainos, Inc.; (ii) you would acquire patent assets as well as personnel from Ainos; (iii) your name would change to "Ainos, Inc."; and (iv) Ainos, Inc. would be expected to "contribute additional resources to your business including a new product line of novel POCT rapid test kits."

Stephen T. Chen
Amarillo Biosciences, Inc.
February 12, 2021
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Dillon Hagius at (202) 551-7976 or Joe McCann at (202) 551-6262 if you have any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: John Junyong Lee